

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 19, 2011

Daniel D. Springer
Chief Executive Officer
Responsys, Inc.
900 Cherry Avenue, 5th Floor
San Bruno, California 94066

      Re: Responsys, Inc.
            Registration Statement on Form S-1
            Filed December 23, 2010
            File No. 333-171377

Dear Mr. Springer:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We will process your submission and amendments without price ranges. Since the price range you select will affect disclosure in several sections of the filing, we will need sufficient time to process your amendments once a price range is included and the material information now appearing blank throughout the document has been provided. Please understand that the effect of the price range on disclosure throughout the document may cause us to raise issues on areas not previously commented on.

2.   Please supplementally provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of such materials, we may have further comments. For guidance, please refer to Question 101.02 of our Securities Act Forms Compliance and Disclosure Interpretations.

3.   Please provide supplemental support for factual assertions in the prospectus and management's assertions. Clearly mark the supplemental materials to highlight the specific information you believe supports the statement referenced. For example only, we note the following statements:

- "We are a leading provider of on-demand software that enables companies to engage in relationship marketing across the interactive channels that consumers are embracing today—email, mobile, social and the web." (page 38);

- "According to Forrester, spending on interactive marketing, which includes internet search and display advertising as well as email, mobile, and social media marketing, is expected to increase to nearly $55 billion and represent 21% of all U.S. marketing spend by 2014, as marketers shift dollars away from traditional media." (page 64);

- "According to a survey conducted by Forrester in a January 2010 publication, called *U.S. Interactive Marketing Forecast 2009 to 2014*, nearly 60% of respondents indicated they will increase their budgets for interactive marketing by shifting money away from traditional marketing channels." (page 65);

- "According to Forrester, in 2009, U.S. interactive marketing spend was approximately $23 billion in the primary acquisition marketing channels of search marketing and display advertising." (page 65);

- "According to Forrester, in 2009, U.S. interactive marketing spend was approximately $2.4 billion on email, mobile and social media, the primary interactive channels currently used for relationship marketing." (page 65);

- "According to the Direct Marketing Association, in 2009, email had the highest return on investment of any marketing channel, returning $43.62 for every dollar spent, while the second highest return on investment was search marketing, which returned $21.85 for every dollar spent." (page 65);

- "According to Forrester, U.S. interactive marketing spend on email, mobile and social media, the primary interactive channels currently used for relationship marketing, is expected to grow from $2.4 billion in 2009 to nearly $6.5 billion by 2014, representing a compound annual growth rate of 22%, while spending on the primarily acquisition marketing channels is expected to grow at a compound annual growth rate of 16% during the same period." (page 65);

- "According to Forrester, U.S. email marketing spend is expected to grow from $1.2 billion in 2009 to $2.1 billion in 2014, representing a compound annual growth rate of 11%." (page 65);

- "According to Gartner, the number of mobile phones worldwide is expected to grow to over 4.9 billion in 2014. The mobile channel provides marketers compelling benefits, such as location-based data as well as a channel for real time engagement with customers." (page 65);

- "According to Forrester, U.S. mobile marketing spend is expected to grow from $391 million in 2009 to $1.3 billion in 2014, representing a compound annual growth rate of 27%." (page 65);

- "According to Forrester, U.S. social media marketing spend is expected to grow from $716 million in 2009 to $3.1 billion in 2014, representing a compound annual growth rate of 34%." (page 66); and

- "Forrester has named Responsys as a leader in email marketing in *The Forrester Wave™: Email Marketing Service Providers, Q4 2009*." (page 68).

Please note the above list is not meant to be complete. Additionally, please tell us if the reports were commissioned by you and disclose the dates of the reports.

4. Throughout your registration statement you utilize industry jargon that will not be readily understood by potential investors who are unfamiliar with your industry or your company. For example only, please provide a better explanation for the following words or phrases: "solution," "permission-based campaigns," "multiple tightly integrated applications," "campaign management," "program automation," "process management," "highly relevant and personalized content" and "multi-stage and cross-channel campaigns." Please do not assume that investors are necessarily familiar with your business. Please provide easy-to-understand descriptions of your business, industry and the products and services that you offer. Please see Regulation C, Rule 421(d).

Prospectus Summary, page 1

Responsys, Inc., page 1

5. Please clarify whether the statement regarding the expected growth of the money to be spent in the U.S. on email, mobile and social media is from Forrester.

Our Solution, page 1

6. Please revise to more clearly explain how you generate revenues. In addition, in the beginning of this section, clearly state what you do and what products and services you offer. Currently you describe what your products and services address and what they enable customers to do, but do not describe the nature of the products and services.

Risk Factors, page 9

We derive a significant percentage of our total revenue from the retail …, page 13

7. You disclose that a significant number of your customers are concentrated in certain

industries. To provide investors with an understanding of the extent of the concentration of your business in certain industries, please state any industry on which you are substantially dependent.

We have been dependent on the use of email as a means for interactive …, page 13

8.   Please disclose whether emails you send on behalf of your customers are often blocked, filtered out, identified as spam or otherwise prevented from reaching their intended recipients.

With increased usage, we will need to continually improve our computer …, page 15

9.   Please revise this risk factor header so that it conveys the specific risks to you that result from the noted facts or uncertainties.

Existing federal, state and foreign laws regulating email and text messaging …, page 16

10.   Please disclose whether existing laws regulating email and text messaging could hamper your operations and the effectiveness of your products and services and future growth.

We use open source software in our on-demand software that may be subject …, page 22

11.   Please revise this risk factor header so that it conveys the specific harm to your business.

We are subject to international business uncertainties, page 22

12.   Please revise this risk factor header to describe the main international business uncertainties that you are subject to and the specific harm to your business from these.

Our independent registered public accounting firm noted a certain material weakness …, page 23

13.   We note that you are in the process of taking steps to remedy the material weakness identified in fiscal 2009 and 2008. Please revise your disclosures to clarify what remains to be completed in your remediation plan (i.e., the titles of positions unfulfilled and the nature of additional procedures/training programs to be implemented). Also, please revise to disclose how long you estimate it will take to complete your plan and disclose any material costs associated with that you have, or expect to be, incurred.

Our business and financial performance could be negatively impacted by …, page 25

14.   Please revise this risk factor header so that it conveys the specific harm to your business.

Special Note Regarding Forward-Looking Statements and Industry Data, page 30

15.   You disclose that the prospectus contains estimates and information concerning your industry, including market position, market size and growth rates of the markets in which

you participate, that are based on industry publications and reports and that you have "not independently verified the accuracy or completeness of the data contained in these industry publications and reports." As you are responsible for the adequacy and accuracy of the disclosure in the prospectus, please either revise or add language to it indicating that you believe that the data contained in the industry publications and reports is accurate.

Use of Proceeds, page 31

16.   You disclose that you will use the net proceeds from the offering for "working capital and other general corporate purposes," and may additionally choose to expand your current business using proceeds from this offering. Please revise to provide more details regarding what constitutes "working capital and other general corporate purposes." For example, do you intend to use the net proceeds from the offering to expand internationally as discussed in MD&A?

17.   You also state that you have broad discretion in the application of the net proceeds, and "investors will be relying on the judgment of our management regarding the application of the proceeds." Instruction 7 of Item 504 of Regulation S-K allows registrants to reserve the right to change the use of proceeds, provided that such reservation is due to certain contingencies that are discussed specifically and the alternatives to such use in that event are disclosed. Please revise your disclosure to specifically discuss the contingencies as well as disclose the alternative uses of the proceeds of the offering.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 38

Overview, page 38

18.   Please explain what makes the Responsys Interact Suite "broad and powerful."

19.   Other than expanding your "global footprint," please briefly explain the main reasons for your acquisition of Eservices Group Pty Ltd.

20.   Please explain the differences between an email marketing campaign and a short message service marketing campaign.

Key Metrics, page 39

Subscription Dollar Retention Rate, page 40

21.   Please provide a more detailed explanation of your Subscription Dollar Retention Rate and why you believe that it is an important metric for measuring long-term value of customer relationships and your ability to retain your revenue base. Please also disclose your Subscription Dollar Retention Rate over the past three years and define the terms Retained Subscription Revenue and Retention Base Revenue.

Professional Services Revenue, page 40

22.   Please briefly explain each of the services for which you earn professional service
       revenues – campaign services, creative and strategic marketing services, technical
       services and education services, or cross-reference another section of the prospectus that
       contains this information.

Results of Operations, page 42

23.   We note that you provide more than one source of a material change in professional
       services revenue for each of the comparative periods (e.g., demand from new customers,
       demand from existing customers, and the impact of the Smith-Harmon acquisition)
       including the interim periods ended September 30, 2010 and September 30, 2009. Please
       revise to quantify the impact and/or disclose key metrics, such as the percentage change
       in new versus existing customers, to better illustrate material changes in professional
       services revenue caused by each of these sources. See Item 303(a)(3)(iii) of Regulation
       S-K and Section III.D of SEC Release No. 33-6835.

Comparison of Nine Months Ended September 30, 2009 and 2010, page 43

Subscription revenue, page 44

24.   Regarding the increase in subscription revenue of 25.3%, please additionally disclose
       how such increase is apportioned between increased customers, increased demand from
       existing customers and increased revenue from messages sent above contracted levels.
       Please provide similar disclosure for the year-on-year disclosure on page 46 under the
       subheading "Subscription revenue."

Professional services revenue, page 44

25.   Please provide some examples of the main activities from existing customers that led
       professional services revenue to increase by 77.1%.

Commitments, page 54

26.   Please clarify whether the figures presented in the table are in thousands of dollars.

27.   You disclose that you may be "obligated" to purchase the remaining 50% of the shares of
       Eservices. Please disclose additional information regarding your obligation to purchase
       the remaining 50% of the shares of Eservices.

Critical Accounting Policies and Estimates

Accounting for Stock-based Awards, page 58

28.   When available, please tell us your proposed IPO price, when you first initiated

discussions with underwriters and when the underwriters first communicated their estimated price range and amount for your stock.

29.   Additionally, please revise to disclose the significant factors contributing to the difference between the estimated IPO price, when available, and the fair value determined as of the date of your last option grant. This reconciliation should describe significant intervening events within the company and changes in assumptions (e.g. illiquidity, minority, or lack of marketability discounts), weighting, and selection of valuation methodologies, if any.

30.   Tell us the names and prices of publicly traded securities of comparable companies used in your valuation analysis for fiscal 2009 and subsequent equity issuances, if any. In your response, please explain how they quantitatively impacted the calculation of market multiples used in your fair value analysis of underlying common stock for your stock options.

Business, page 64

31.   You disclose that you compensate your account teams based on the business success of your customers. Please expand this disclosure to clarify how you define the business success of your customers, provide additional details regarding how you compensate your account teams and how such compensation relates to the success of your customers.

32.   You disclose that you intend to expand your presence in additional customer segments and to target new channels. Please provide additional details regarding the customer segments you intend to expand your presence in and the new channels you intend to target.

33.   Please add disclosure to this section of the prospectus regarding the laws and government regulations that have a material effect on you, such as the Controlling the Assault of Non-Solicited Pornography and Marketing Act of 2003 and rules and regulations governing sales and use taxes. Please also discuss, if material, any proposed future regulations and the likely effect on you.

Overview, page 64

34.   Please revise your disclosure to explain what features of the Responsys Interact Suite make it "robust."

Existing Alternatives are Inadequate, page 67

35.   You note two common alternatives which you state are inefficient and inadequate, but do not describe them in enough detail to effectively facilitate understanding of such alternatives. Please revise.

Our Solution, page 67

36.   You state that your platform integrates with a "variety of third-party applications and data sources." Please indicate whether there are any integration issues associated third-party applications and data sources that could lead to problems delivering service to your customers and how you overcome such issues.

Our Products, page 68

37.   We note the diagram on page 69 and the descriptions of the applications and integration immediately following it. Please also add disclosure to describe the "open data model."

Applications, page 69

Interact Campaign: Campaign Creation and Execution, page 69

38.   Please explain the following concepts as they relate to your Interact Campaign application in concrete, everyday language – segment designer and content engine.

Interact Program: Program Design and Automation, page 70

39.   Please explain what this application allows a marketer to design. Additionally, please explain in greater detail the "drag-and-drop, canvas-lie interface" and why it is an important part of this application.

40.   Please explain the following concepts as they relate to your Interact Program application in concrete, everyday language: shopping cart abandonment, customer win-back and loyalty program registration.

Interact Team: Marketing Process Workflow and Approvals, page 70

41.   Please explain the concept of "process workflow" in greater detail so that an investor can understand this concept as it relates to the Interact Team application.

Interact Insight: Marketing Reporting and Analytics, page 70

42.   Please explain the following concepts as they relate to your Interact Insight application in concrete, everyday language: analytics, configurable dashboards and data visualization.

43.   Please briefly discuss the "key performance metrics" that are part of your pre-built reports.

Interact Connect: Data Transfer and Automation, page 71

44.   Please explain the following concepts as they relate to your Interact Insight application in concrete, everyday language: bi-directional data exchanges, wizard-based interface and

data mapping tools.

Interact API: Application Control and Development, page 71

45.   If the term "API" is an acronym, please disclose what it is an acronym for. Please also revise the first sentence in this subsection to provide a more detailed and easy-to-understand description of what the Interact API application does.

Our Services, page 71

46.   Please provide some examples of the specific services you provide in each of the five areas of services you offer.

How Customers Engage with Responsys, page 72

47.   Please disclose any issues or problems, if material, relating to how your software interacts with your customers' software.

Our Growth Strategy, page 73

48.   Please describe your plans to cross-sell additional "functionality" to existing customers, including what functionality you intend to cross-sell.

49.   We note your disclosure regarding expanding your international footprint. Please describe your plans for expanding your international footprint in greater detail.

50.   Please disclose specific actions that you will take to expand your customer base. For example, you state that you while you currently target enterprise and larger mid-market customers, you intend to expand your presence in additional customer segments. Please explain how you intend to do so.

Customers, page 73

51.   We note that you had 266 customers as of September 30, 2010 and that you may treat components of an organization as separate customers due to the independent nature of your engagement and their segmented use of your product.   Please additionally disclose the number of customers if you did not treat components of an organization as separate customers. Please see Item 101(c)(1)(vii) of Regulation S-K.

Sales and Marketing, page 74

52.   Please disclose the number of employees who work in your direct sales force. Additionally, please describe how sales leads are generated.

Account Management and Customer Support, page 74

53.   Please explain what it means to perform a "diagnostic assessment" of a customer's interactive marketing program.

Management, page 78

Board Composition, page 80

54.   You disclose that you will have a classified board of directors and that directors will be assigned to a class prior to completion of the offering. You also disclose that you intend to add another independent director prior to completion of the offering. We assume that this disclosure will be updated when available.

Executive Compensation, page 85

55.   In your next amendment, please update this section of the prospectus for information related to the year ended December 31, 2010. Please see Instruction 1 to Item 402(c) of Regulation S-K.

Compensation Discussion and Analysis, page 85

Cash Incentive Awards, page 88

56.   You disclose the on-target bonus amounts for Mr. Priest and Mr. Casacuberta. Please additionally disclose the on-target bonus amounts for your other named executive officers.

57.   You disclose that the variable cash incentive award for your executive officers, other than your CEO, is calculated by multiplying the individual's semi-annual on-target bonus amount by "a payout percentage that is equal to the sum of the weighting associated with each semi-annual performance objective multiplied by the percentage of achievement for each semi-annual performance objective." The last part of this sentence is unclear. Please revise. Please also disclose the semi-annual performance objective for each named executive officer, as well as actual results, and how the "percentage of achievement" for the performance objectives are calculated.

Equity Compensation, page 89

58.   Please explain what it means that the shares subject to the new options are "exercisable but subject to a lapsing right of repurchase in [your] favor."

Related Party Transactions, page 105

59.   You express an intent to adopt a related party transaction policy upon completion of this offering. Please describe your historical policies and procedures for the review, approval

or ratification of related party transactions, and identify any related-party transaction required to be reported under Item 404(a) of Regulation S-K where such policies and procedures did not require review, approval or ratification, or whether such policies and procedures were not followed. Please see Item 404(b) of Regulation S-K and Instruction 1 to Item 404 of Regulation S-K.

Principal and Selling Stockholders, page 106

60.   Once the selling shareholders are determined, please briefly disclose the material terms of the transactions in the past three years in which the selling stockholders acquired the shares now being offered. Such disclosure should include the dates of the transactions and the material terms thereof including the price paid. Please see Item 507 of Regulation S-K.

Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-11

61.   We note professional services, when sold with on-demand software subscriptions, are accounted for separately when these services have value to the customer on a standalone basis. Aside from set up fees, please clarify if you have historically had any arrangements where you determined professional services did not have stand alone value. If so, please tell us the amount of revenue recognized for such arrangements in each period presented and how you accounted for such arrangements.

62.   You disclose that upon adoption of ASU 2009-13, your best estimate of selling price ("BESP") used to allocate revenue to your subscription element is based on an analysis of your pricing practices when subscriptions are sold on a separate basis and also in bundled transactions. Please describe your analysis in further detail, including a discussion of trends, inputs, techniques or assumptions that are incorporated into your analysis. In this regard, please describe how the following items impacted your analysis: your available data points considered (e.g., cost structure, profit margins, limited stand and/or variable stand alone sales data, contractual stated prices, published price list, etc.), adjustments made for market conditions, company-specific pricing strategies and practices/ market share/position, stratification by customer type/deal size/volume/geography, weighting of information considered, and any other material factors. In addition, please tell us how you believe your disclosure complies with the requirements of ASC 605-25-50-2-e, as your current disclosures appear to be somewhat vague.

Net Income Per Share, page F-15

63.   We note your caption referencing "redeemable convertible preferred stock." Please tell us if you consider the conversion of your preferred stock at the option of the holder as described in Note 10 to be a redemption feature. If so, please describe further the nature

of the terms of when the holder can convert, if other than at any time, and how these terms impacted your determination that these securities should be classified in permanent equity (ASR 268 and ASC 480-10-S99). In this regard, redemption features not solely within the control of the issuer would result in temporary/mezzanine equity classification.

Note 7. Investment in Unconsolidated Affiliates, page F-19

64.   Please describe in further detail the nature of the terms for your revenue-sharing arrangement with Eservices that you disclose on page F-20, as we are unable to locate the terms of this arrangement in Exhibit 2.1.

Note 10. Preferred Stock, page F-26

65.   Revise to disclose the issuance date(s) for each series of your preferred stock. In your response, please provide us with the fair value of the underlying common stock on each issuance date. Finally, please tell us if you considered providing your preferred stock agreements as exhibits.

Part II. Information Not Required in Prospectus, page II-1

Item 15. Recent Sales of Unregistered Securities, page II-2

66.   Please revise to add the dates of the unregistered sales of your securities. We also note that the last Form D you filed was on April 15, 2003. Please also clarify which transactions relied on Regulation D, if any, and which relied on Section 4(2) of the Securities Act of 1933, as amended. Please see Item 701 of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Melissa Feider at (202) 551-3379 or Kathy Collins, Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Phil Rothenberg at (202) 551-3466 or me at (202) 551-3735 with any other questions.

Sincerely,

Barbara Jacobs
Assistant Director

cc: Gordon K. Davidson, Esq.
        Jeffrey R. Vetter, Esq.